Cravath, Swaine & Moore LLP
825 8th Avenue
New York, New York 10019

April 24, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

GasLog Partners LP
Amendment No. 1 to Registration Statement on Form F-1
Filed April 21, 2014
File No. 333-195109

Dear Ms. Nguyen:

GasLog Partners LP (the “Partnership”) has today confidentially submitted this letter with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR. This letter sets forth the Partnership’s responses to the comments contained in your letter of April 23, 2014 (the “Comment Letter”), relating to Amendment No. 1 to its Registration Statement on Form F-1, filed with the SEC on April 21, 2014 (the “Registration Statement”). The Partnership will incorporate the changes contemplated in the responses below to the Amendment No. 2 to its Registration Statement on Form F-1, to be filed with the SEC on or about April 28, 2014.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Partnership’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Risk Factors, page 22

1.	We note that a number of common units may be sold under the directed unit program and that additional common units may be purchased by investors in GasLog. Please include a risk factor to disclose that after the lock-up period such common units will be tradeable and the future sales of such common units may depress your stock price.

In response to the Staff’s comment, the Partnership will amend the Registration Statement to add the following as a new second paragraph in the risk factor titled “Substantial future sales of our common units in the public market could cause the price of our common units to fall”:

“(…)

In addition, certain significant investors in GasLog have indicated that they currently intend to purchase up to an aggregate of $60 million, or up to an aggregate of approximately 3 million common units (based on the midpoint of the price range set forth on the cover of this prospectus), of our common units in the offering at the public offering price. Further, our directors or officers may purchase up to 420,000 common units through the directed unit program. Assuming the significant investors in GasLog purchase 3 million common units and all of the common units reserved for issuance under the directed unit program are sold to participants in the program, these 3,420,000 common units will be held by persons who have contractually agreed not to sell such units for 180 days following the date of this prospectus. However, following the expiration of the 180 day lockup period, sales of a large number of these units could cause the price of our common units to decline.”

Use of Proceeds, page 58

2.	Please revise the first sentence to clarify that the estimated net proceeds is based on the mid-point of the price range disclosed on the prospectus cover page.

In response to the Staff’s comment, the Partnership will amend the Registration Statement to revise the first sentence of the Section “Use of Proceeds” as follows:

“We expect to receive net proceeds of approximately $153.7 million from the sale of 8,400,000 common units offered by this prospectus, assuming an initial public offering price of $20.00 per unit (the midpoint of the range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses payable by us.”

Business, page 123

Taxation of the Partnership—Marshall Islands, page 140

3.	Please revise the disclosure in this section to provide that it is the opinion of counsel.

In response to the Staff’s comment, the Partnership will amend the Registration Statement to add the following as a new first sentence to the paragraph in the Section “Taxation of the Partnership—Marshall Islands”:

“The following discussion represents the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of the Marshall Islands. Because we and our subsidiaries do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.”

Exhibit 8.2

4.	Please have counsel also opine to the disclosure under the heading Business—Taxation of the Partnership—Marshall Islands.

In response to the Staff’s comment, Cozen O’Connor (the Partnership’s special counsel as to matters of the law of the Republic of the Marshall Islands) will reissue its opinion to be filed as Exhibit 8.2 to the Registration Statement, to include the following:

Based on the facts as set forth in this Prospectus and having regard to legal considerations which we deem relevant, and subject to the qualifications, limitations and assumptions set forth herein, we hereby confirm that we have reviewed the discussion set forth in the Prospectus under the ~~caption~~captions “Business—Taxation of Partnership —Marshall Islands” and “Non-United States Tax Considerations—Marshall Islands Tax Consequences” and we confirm that the statements in such ~~discussion~~discussions to the extent they constitute summaries of law or legal conclusions, unless otherwise noted, are the ~~opinion~~opinions of Cozen O’Connor with respect to the taxation of the Partnership under Marshall Islands law and Marshall Islands tax consequences as of the effective date of the Registration Statement (except for the representations and statements of fact of the Partnership included under such captions, as to which we express no opinion).

Other

5.	Please revise to include a consent of the independent registered public accounting firm with respect to their report dated February 3, 2014 with respect to the audited statement of financial position of GasLog Partners LP as of January 23, 2014 as Exhibit 23 to the registration statement.

Pursuant to our telephone conversation on April 23, 2014 with Ada Sarmento, we understand that the Staff has withdrawn Comment 5, as a consent was included in Exhibit 23 to the Registration Statement.

*      *      *

On behalf of the Partnership, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ William P. Rogers Jr.

William P. Rogers Jr.

Copy to:

Mr. Simon Crowe

Chief Financial Officer

GasLog Ltd.

c/o GasLog Monaco S.A.M.